中遠投資(新加坡)有限公司

COSCO INVESTMENT (SINGAPORE) LIMITED

~~9 TEMASEK BOULEVARD, #07-00 SUNTEC CITY TOWER II, SINGAPORE 038989~~
~~TEL: 6885 0888 FAX: 6336 9006 Website: www.cosco.com.sg~~

From Secretary's Office: 47 Hill Street #06-02
Chinese Chamber of Commerce & Industry Building
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6337 2197

Our Ref: C[redacted] **Exemption No. 33-91910**

03007650

82-4033

11 March 2

SUPPL

03 MAR 26 AM 7:21

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

Dear Sirs

COSCO INVESTMENT (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Investment (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below a listed announcement pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

Date	Description of Announcement
7 March 2003	Sale of entire issued and paid-up share capital in Revo Technologies Ltd by Cosco Investment (Singapore) Limited to Cosco Holdings (Singapore) Pte Ltd.

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Yours faithfully
COSCO INVESTMENT (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

dlw 3/28

Encls

c.c. Mr Ji Hai Sheng (Fax No. 63369006, letter only)

COSCO INVESTMENT (SINGAPORE) LIMITED

SALE OF ENTIRE ISSUED AND PAID-UP SHARE CAPITAL IN REVO TECHNOLOGIES LTD. BY COSCO INVESTMENT (SINGAPORE) LIMITED TO COSCO HOLDINGS (SINGAPORE) PTE LTD

On 28 February 2003, the Board of Directors of Cosco Investment (Singapore) Limited ("the Company") announced that it had entered into a conditional sale and purchase agreement with Cosco Holdings (Singapore) Pte Ltd ("the Purchaser") for the sale of its entire issued and paid-up share capital in Revo Technologies Ltd. ("Revo") at a consideration of S$1.00 ("the Divestment").

The Board of Directors of the Company are pleased to announce that the Divestment has been completed today.

BY ORDER OF THE BOARD
COSCO INVESTMENT (SINGAPORE) LIMITED
Ji Hai Sheng
President

7/3-2003

Submitted by Mr Ji Hai Sheng, President on 07/03/2003 to the SGX